Exhibit 2.2

CONFIDENTIAL

TRANSITION SERVICES AGREEMENT

BETWEEN

RBC LIFE INSURANCE COMPANY

AND

PROVIDENT LIFE AND ACCIDENT INSURANCE COMPANY

AND

UNUMPROVIDENT CORPORATION

MADE AS OF

NOVEMBER 18, 2003

McCarthy Tétrault LLP

Toronto, Ontario

Table of Contents

ARTICLE 1 – GENERAL INTENT OF THE PARTIES		1

1.1	GENERAL	1
1.2	DEALINGS WITH IBM	1

ARTICLE 2 – DEFINITIONS		2

2.1	DEFINITIONS	2
2.2	THE PURCHASE AGREEMENT	4
2.3	SCHEDULES	4
2.4	CURRENCY	4

ARTICLE 3 – SERVICES		4

3.1	SERVICES	4
3.2	LEVEL OF SERVICE	5
3.3	THIRD PARTY CONSENTS	5
3.4	USE OF COMMUNICATION LINES	5
3.5	REPRESENTATIONS, WARRANTIES AND COVENANTS OF UPC AND THE SELLER	6
3.6	WARRANTY DISCLAIMER	6
3.7	PROJECT CO-ORDINATORS	7
3.8	REPORTING	7
3.9	ADDITIONAL SERVICES	7
3.10	ASSIGNMENT	7
3.11	SUBCONTRACTING	7
3.12	PURCHASED RECORDS	8

ARTICLE 4 – FEES AND EXPENSES		8

4.1	FEES AND EXPENSES	8
4.2	PAYMENT	8
4.3	TAXES	8
4.4	PRO-RATION OF CHARGES	9
4.5	DISPUTES OVER CHARGES	9

ARTICLE 5 – TERM AND TERMINATION		9

5.1	TERM	9
5.2	TERMINATION BY PURCHASER	9
5.3	TERMINATION BY UPC	10
5.4	FAILURE OF PURCHASE AGREEMENT TO CLOSE	10

ARTICLE 6 – CONFIDENTIALITY		10

6.1	CONFIDENTIALITY AGREEMENT	10
6.2	PRIVACY	11
6.3	DUTIES UPON TERMINATION	11
6.4	INDEMNIFICATION	11
6.5	UNAUTHORIZED ACCESS	12
6.6	SECURITY	12

ARTICLE 7 – BUSINESS RECORDS		12

7.1	OWNERSHIP AND TRANSFER OF BUSINESS RECORDS	12
7.2	ISOLATION OF BUSINESS RECORDS	12
7.3	EXTRACTION OF BUSINESS RECORDS	12

ARTICLE 8 – RESOLUTION OF DISPUTES		13

8.1	DISPUTE RESOLUTION	13
8.2	ARBITRATION	13
8.3	APPOINTMENT OF ARBITRATOR	13
8.4	ARBITRATION PROCEEDINGS	13
8.5	COSTS	14
8.6	EXCLUSIONS	14
8.7	CONTINUATION OF SERVICES	14

ARTICLE 9 – INDEMNIFICATION		14

9.1	INDEMNIFICATION BY THE SELLER AND UPC	14
9.2	LIMITATIONS ON INDEMNIFICATION BY THE SELLER AND UPC	15
9.3	INDEMNIFICATION BY THE PURCHASER	16
9.4	LIMITATIONS ON INDEMNIFICATION BY THE PURCHASER	16
9.5	EXCLUSIVE REMEDY	16
9.6	INDEMNIFICATION PROCEDURE	17
9.7	PAYMENTS UNDER THE PURCHASE AGREEMENT	17

ARTICLE 10 – INSURANCE		17

10.1	INSURANCE	17
10.2	ADDITIONAL INSURED	17

ARTICLE 11 – MISCELLANEOUS		18

11.1	ACCESS GENERALLY	18
11.2	OFF-SHORE DATA PROCESSING APPLICATION	18
11.3	GOVERNING LAW AND ATTORNMENT	19
11.4	NOTICES	19
11.5	INTERPRETATION	19
11.6	COUNTERPARTS	19
11.7	SURVIVAL OF PROVISIONS	19
11.8	ENTIRE AGREEMENT	20

TRANSITION SERVICES AGREEMENT

THIS AGREEMENT is made as of November 18, 2003, between Provident Life and Accident Insurance Company (the “Seller”), RBC Life Insurance Company (the “Purchaser”) and UnumProvident Corporation (“UPC”).

WHEREAS, the Seller and the Purchaser have entered into an Asset Purchase Agreement dated as of the date hereof (the “Purchase Agreement”) pursuant to which the Seller will sell and the Purchaser will purchase the Purchased Business;

AND WHEREAS, the Seller is a subsidiary of UPC being directly and indirectly wholly-owned by UPC;

AND WHEREAS, the Seller has heretofore contracted with UPC pursuant to the General Services Agreement (as defined herein) to provide and make available to the Branch certain services in connection with the operation of the Branch;

AND WHEREAS, UPC has outsourced on behalf of the Seller, the provision of certain of the services to International Business Machines Corporation (“IBM”) pursuant to the DPSSC Agreement (as defined herein);

AND WHEREAS, in order to provide for the orderly transfer of the Purchased Business from the Seller to the Purchaser, the parties desire that UPC and/or the Seller provide or cause IBM to provide the Services to the Purchaser and to enter into such other arrangements and transactions as are described herein.

NOW THEREFORE, in consideration of the premises, terms and conditions contained herein, the parties agree as follows:

ARTICLE 1 - GENERAL INTENT OF THE PARTIES

1.1	General

In order to provide for the orderly transfer of the Purchased Business from the Seller to the Purchaser, UPC and the Seller agree to provide to the Purchaser and its Affiliates, the Services in accordance with the requirements set forth in this Agreement. Subject to the specific provisions of this Agreement, it is the intent and understanding of the parties that such Services will be provided in the same manner and at the same level of service as heretofore provided and made available so that the Purchaser may continue the business operations of the Purchased Business, as currently conducted from and after the date hereof. The parties agree to cooperate in good faith and to make all reasonable accommodations to each other in order to accomplish this intention.

1.2	Dealings with IBM

(a) The Purchaser acknowledges and agrees that IBM shall have no liability of any kind whatsoever to the Purchaser in respect of the provision of Services under this Agreement, regardless of the claim, source of claim or any acts or omissions of IBM and regardless of the form of action, whether in contract, tort or otherwise. Furthermore, the Purchaser agrees that it as not a third party beneficiary of any contract or contracts between UPC and IBM as they now exist or as they may be entered into or amended from time to time. For greater certainty, the Purchaser shall make any Claims under this Agreement solely against UPC and/or the Seller, as the case may be.

(b) The Purchaser agrees that it shall direct any and all communications concerning Services to UPC and/or the Seller and that it shall not communicate or otherwise contact IBM directly with respect to any matters covered under this Agreement. UPC and/or the Seller shall promptly forward to IBM any such communications relating to problems with, or delivery of, the Services, in accordance with the procedures set forth in the DPSSC Agreement.

ARTICLE 2 - DEFINITIONS

2.1	Definitions

In this Agreement:

“Additional Services” means those Services as described in Section 3.9.

“Agreement” means the body of this agreement, its recitals and its Schedules, as amended from time to time.

“Ancillary Services” means those of the Services listed in Section 7 of Schedule A.

“APA Upset Limit” means the $4,000,000 identified in Section 6.02(1)(b) of the Purchase Agreement.

“Business Records” means all non-electronically generated or stored records and information of any description or type and related data, however recorded, created or used in the ordinary course of business and includes all print-outs of Electronic Business Records.

“Claims” means all losses, damages, costs, expenses, liabilities, claims and demands of whatever nature or kind.

“Confidential Information” has the meaning set out in Section 6.1.

“Damage Cap” means the amount calculated by reference to Section 6.02(1)(c) of the Purchase Agreement.

“Disclosing Party” has the meaning set out in Section 6.1

“DPSSC Agreement” means the Data Processing and Services Strategic Consulting Agreement between IBM and UPC dated August 14, 2000.

“Electronic Business Records” means all electronically generated or stored records and information of any description or type and related data however electronically recorded,

created or used in the ordinary course of business (including, without limitation, word processor e-mail and other electronic office systems).

“General Services Agreement” or “GSA” means the services agreement entered into between UPC and the Seller effective April 11, 1998.

“GST” means the goods and services tax and harmonized sales tax imposed under the GST Act.

“GST Act” means Part IX of the Excise Tax Act (Canada).

“Indirect Damages” has the meaning set out in Section 9.2(1)(d).

“ITC” means the IT Committee described in Schedule C.

“Knowledge of UPC and the Seller” means the actual knowledge of UPC and/or the Seller of matters after UPC and/or the Seller have made reasonably diligent enquiries concerning the relevant subject matter and such other enquiries as UPC and/or the Seller, in their sole discretion, consider appropriate, provided however that neither UPC nor the Seller shall be required to make enquiries of any third parties contracting with the Purchased Business.

“Off-Shore Exemption” means the consent of OSFI to the provision of the Services from outside of Canada.

“OSFI” means the Office of the Superintendent of Financial Institutions.

“Oversight Committee” has the meaning set out in Section 8.1

“Party” means the Purchaser on the one hand and the Seller and UPC on the other hand.

“Purchased Business Records” means the Business Records and Electronic Business Records relating to the Purchased Business which exist as of the Closing Date and which are generated during the term of this Agreement.

“QST” means the Québec Sales Tax imposed under the QST Act.

“QST Act” means Title I of An Act respecting the Québec sales tax (Québec).

“Receiving Party” has the meaning set out in Section 6.1.

“Schedules” means all schedules attached hereto and all Attachments and Exhibits attached thereto.

“Service Component” means a component of the Services identified as a separate service in the applicable Schedules.

“Services” means the services, facilities and support to be provided by UPC and/or the Seller pursuant to this Agreement all as described in Schedule A together with the Additional Services requested in accordance with the provisions of Section 3.9.

“Service Facilities” means the data processing facilities of UPC located at Chattanooga, Tennessee, Portland, Maine and Columbia, South Carolina, including the facilities in Columbia, South Carolina which house the IBM owned and operated equipment together with all associated services, telecommunications facilities, support and operations activities necessary to ensure the effective use of the Service Facilities made available to UPC pursuant to the DPSSC Agreement.

“Third Party Software” has the meaning set out in Section 3.3.

“TSA Upset Limit” means the $500,000 identified in Section 9.2(1)(b) of this Agreement.

2.2	The Purchase Agreement

Capitalized terms used in this Agreement that are defined in the Purchase Agreement and not otherwise defined herein will have the same meaning herein as in the Purchase Agreement.

2.3	Schedules

The following are the Schedules to this Agreement:

Schedule A – Description of Services

Schedule B – Performance Standards

Schedule C – Governance

Schedule D – Fees and Expenses

Schedule E – Disaster Recovery Services Schedule

2.4	Currency

All amounts referred to in this Agreement are in Canadian dollars unless otherwise specified.

ARTICLE 3 - SERVICES

3.1	Services

Subject to the terms of this Agreement, UPC and/or the Seller will provide or cause _BM to provide the Services to the Purchaser during the periods specified in the applicable Schedules, or as otherwise agreed to in writing by the parties in order to assist the Purchaser in maintaining ongoing, effective record-keeping, management, operation and control of the Purchased Business.

3.2	Level of Service

UPC and the Seller are responsible for ensuring that the Services will be provided in the same manner and at the same levels of service, as regards priority, frequency, workload and volumes, as were applicable on the date hereof and immediately prior to the Closing Date, and subject to any specifically agreed-upon service levels in Schedule B, using a degree of care and skill at least as high as those then in effect. If the Seller and/or UPC fail to meet certain service levels, the Purchaser shall, in addition to any and all rights and remedies available to the Purchaser under this Agreement, or otherwise at law or in equity, be entitled to those service credits set forth in the Schedules in respect of such failures, which amounts shall be liquidated damages and not penalties. The Seller will credit the service credits to the Purchaser at the Purchaser’s option either against the next monthly invoice or against other amounts due to the Seller. If UPC and/or the Seller fail to meet a service level, UPC and/or the Seller will, in accordance with the procedures, limitations and timings set out in the Schedules, (i) promptly investigate the root cause or causes, as the case may be, of the failure, (ii) deliver to the Purchaser a written report identifying such root cause or causes, (iii) use all commercially reasonable efforts to correct its failure to meet such service level and to begin meeting such service level as soon as practicable, and (iv) advise the Purchaser of the status of such corrective efforts.

3.3	Third Party Consents

With respect to those items of software listed in Exhibit B.1 to Schedule B which are licensed from third parties and which are employed in providing the Services (the “Third Party Software”), UPC and/or the Seller agree to obtain at their own expense such consents of such third parties as are necessary for the use by the Purchaser of the Third Party Software pursuant to the provisions of this Agreement during the periods specified in the applicable Schedules, or as otherwise agreed to in writing by the parties. The Purchaser agrees that it will utilize the Third Party Software in accordance with the terms of the licenses thereto.

3.4	Use of Communication Lines

Subject to the provisions of Section l(k) of Schedule A:

•	Frame Relay will be used to connect Burlington to UPC data facility in Columbia.

•	The Inter Exchange Carrier will be MCI or Qwest and decided upon after signing.

•	There will be no connectivity between UPC and other Canadian branch locations.

•	The Purchaser will be responsible for connectivity between branches and Burlington.

•	The Seller will provide a firewall at the Seller’s facility to secure access to the Seller’s network.

•	The Purchaser will provide its own internet access and not rely on the Seller for internet connectivity.

•	Internet VPN tunnelling will be used to provide backup connectivity between Burlington and Columbia.

•	Network speeds and configurations will be as currently provided to the Seller.

3.5	Representations, Warranties and Covenants of UPC and the Seller

UPC and the Seller represent, warrant and covenant to the Purchaser that:

(a)	all Services will be performed in a good and workmanlike manner, promptly, diligently and competently, using adequate numbers of individuals with suitable training, experience and skill as necessary to enable the Services to be performed to the standards set forth in this Agreement;

(b)	the Services will meet the service levels set out in the applicable Schedules

(c)	the Services will be provided in the same manner and at the same levels of service as regards priority, frequency, workload and volumes, as were applicable on the date hereof and immediately prior to the Closing Date subject to any specifically agreed-upon service levels in Schedule B;

(d)	they have the right to enter into and perform their obligations under this Agreement;

(e)	the provision of the Services will not constitute any material breach of contract;

(f)	the provision of the Services will not constitute an infringement or misappropriation of any patent, trade secret, copyright or trade-mark of any third party such that the Purchaser will incur any related liability;

(g)	all Services will comply in all material respects with applicable laws, rules and regulations;

(h)	to the Knowledge of UPC and the Seller, there are no outstanding investigations before any Governmental Authority existing or pending which would have a material adverse effect on the ability of UPC or the Seller to perform the Services;

(i)	there are no outstanding actions, suits, audits or proceedings at law or equity which would have a material adverse effect on the ability of UPC or the Seller to perform the Services; and

(j)	the Services (excluding any Additional Services) are sufficient to operate the Purchased Business as of the date hereof.

3.6	Warranty Disclaimer

THIS IS A SERVICE AGREEMENT. THE PRECEDING WARRANTIES ARE THE SELLER’S AND UPC’S ONLY WARRANTIES CONCERNING THE SERVICES. EXCEPT FOR THESE EXPRESS WARRANTIES, THERE ARE NO WARRANTIES, REPRESENTATIONS OR CONDITIONS, EXPRESS OR IMPLIED BY THE SELLER OR UPC, IN FACT OR IN LAW, INCLUDING WITHOUT LIMITATION, THE IMPLIED WARRANTIES OR CONDITIONS OF MERCHANTABLE QUALITY OR FITNESS FOR A PARTICULAR PURPOSE.

3.7	Project Co-ordinators

UPC and the Purchaser will forthwith designate a responsible individual with adequate authority to act as project co-ordinator and liaison whose responsibility will be to serve as project co-ordinator and interface with the other party hereto in connection with the performance and receipt of all such Services including the oversight of the business aspects of the whole transition project covered by this Agreement and all aspects of the Ancillary Services. UPC’s co-ordinator shall also have authority described above to bind the Seller.

3.8	Reporting

The project co-ordinators of the parties shall as soon as practicable after the date hereof develop and agree upon an appropriate set of periodic reports in respect of the Ancillary Services to be issued to the Purchaser by UPC and the Seller which reports shall be submitted on at least a monthly basis. The project co-ordinators shall also work with the IT Committee to define reports that relate to the project as a whole. The process for establishing the obligations of the parties with respect to reports and reporting procedures are set out in Schedule C.

3.9	Additional Services

If the Purchaser requires any services in addition to those Services set out in Schedule A (the “Additional Services”), the requirement for any Additional Services will be dealt with in accordance with the Change Request Process set out in Section 8 of Schedule A.

3.10	Assignment

(c) Subject to Sections 3.10(b), neither this Agreement nor any rights granted hereby may be assigned by any party voluntarily or by operation of law without the other parties’ prior written consent which consent may not be unreasonably withheld or delayed. Any such attempted assignment shall be null and void. Assignment shall be deemed to include the transfer of substantially all of the assets of, or a majority interest in the voting shares of, the party, or the merger or amalgamation of the party with one or more entities. This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

(d) Any party may, without the prior approval of the other parties, assign its rights and obligations under this Agreement to an Affiliate of the assignor, provided that in no event shall such assignment relieve the assignor of its obligations under this Agreement.

3.11	Subcontracting

(a) Neither the Seller nor UPC may subcontract any of its obligations under this Agreement unless the subcontractor agrees to substantially equivalent obligations as are set out herein in connection with confidentiality, pricing, Business Records and access to the subcontractor’s premises by the Purchaser and OSFI.

(b) Notwithstanding any use of subcontractors by UPC or the Seller, UPC or the Seller, as the case may be, shall remain responsible for all of its obligations under this Agreement and for all acts or omissions of any such subcontractors.

3.12	Purchased Records

The Seller and UPC agree to provide the Purchaser with the necessary assistance in providing copies of the Purchased Business Records to be kept in Canada in order to meet the requirements of the Act.

ARTICLE 4 - FEES AND EXPENSES

4.1	Fees and Expenses

The fees and expenses for the Services (other than Additional Services) are set out in Schedule D. Fees for Additional Services will be determined in accordance with the Change Request Process set out in Section 8 of Schedule A.

4.2	Payment

To the extent that fees and expenses are payable for any given month, the Seller will invoice the Purchaser for Services on a monthly basis in arrears. Invoices will be paid in full within 30 days of receipt of same, without any set off except for any amounts that are the subject of a bona fide dispute. Interest on overdue amounts will be payable at the rate of nine (9) percent per annum calculated from the date the amount should have been paid to the date that payment is received by the Seller.

4.3	Taxes

There will be added to each invoice any applicable sales, use and value-added taxes (which excludes any taxes based upon the net income of the Seller), which the Seller is required by tax legislation to charge, collect and remit to a taxing authority. If any withholding tax or other amount is required by law to be withheld in respect of amounts invoiced, the Purchaser will withhold and remit the applicable amount to the relevant taxing authorities and will furnish to the Seller particulars of such withholding and remittance in sufficient detail to enable the Seller to substantiate a claim for a refund from the applicable taxing authority or a foreign tax credit in respect thereof. The Seller shall, at all relevant times, when providing the Services and billing for the Services, be registered for the GST and QST as registration numbers 1004335708RT and 1000697407TQ1 under the GST Act and QST Act, respectively.

4.4	Pro-ration of Charges

In the event that any Service Component is provided for a period of less than a full month, the charge therefor will be prorated and payable on the basis of a thirty (30) day month.

4.5	Disputes Over Charges

If a bona fide dispute occurs over the accuracy of any charges under this Agreement, the Purchaser will have the right to have access to the Seller’s and UPC’s records, as appropriate, for the purposes of substantiating such charges and, if the Purchaser continues to dispute the accuracy of the charges, to engage an independent accounting firm reasonably acceptable to the Seller to audit the books and records pertaining to such charges during normal business hours. If any audit of a disputed amount reveals a discrepancy of five percent or more (excluding taxes) between the amounts properly chargeable to the Purchaser and the amounts actually charged to the Purchaser, the Seller will pay all the Purchaser’s verified costs associated with this audit. Otherwise all costs associated with any audit will be the responsibility of the Purchaser. The information obtained by any party or the auditors under this Section will be deemed Confidential Information provided it otherwise meets the requirements set forth in Section 6.1 of this Agreement.

ARTICLE 5 - TERM AND TERMINATION

5.1	Term

The term of this Agreement will commence on the date hereof and continue for a period of thirty-six (36) months following the Closing Date, provided, however, that the Purchaser may terminate any or all Service Components at any time by giving the Seller at least thirty (30) days’ prior written notice. To the extent that the Purchaser desires the Seller and/or UPC to continue to provide any of the Services then being provided for a period of time after such thirty-six (36) month period, the parties agree to use commercially reasonable efforts to negotiate an agreement for the provision of such Services.

5.2	Termination by Purchaser

The Purchaser shall be immediately entitled to terminate this Agreement by written notice to the Seller and UPC upon the occurrence of any of the following events:

(a)	a material breach by the Seller or UPC of this Agreement, if such breach is not cured within twenty (20) days after receipt by the Seller or UPC, as the case may be, of a written notice from the Purchaser requiring it to cure the breach;

(b)	a material breach by the Seller of the Purchase Agreement;

(c)	a material breach by the Seller and/or UPC of any other Ancillary Agreement;

(d)	except pursuant to Section 3.10, the ceasing to carry on business by the Seller or UPC;

(e)	if the Seller or UPC is adjudicated bankrupt or insolvent or makes an assignment for the benefit of its creditors, if proceedings in bankruptcy are instituted against it, or a receiver of its property is appointed, or execution against it or its property remains unsatisfied for such period as would permit its property or any substantial part thereof to be sold; or

(f)	proceedings are commenced to wind up, dissolve, liquidate or reorganize the Seller or UPC (except for a voluntary corporate reorganization) or for an arrangement in respect of either of them.

5.3	Termination by UPC

The Seller or UPC shall be entitled to terminate this Agreement by written notice to the Purchaser upon the occurrence of any of the following events:

(a)	except pursuant to Section 3.10, the ceasing to carry on business by the Purchaser;

(b)	if the Purchaser is adjudicated bankrupt or insolvent or makes an assignment for the benefit of its creditors, if proceedings in bankruptcy are instituted against it (and remain unstayed for a period of at least 20 days), or a receiver of its property is appointed, or execution against it or its property remains unsatisfied for such period as would permit its property or any substantial part thereof to be sold; or

(c)	proceedings are commenced (and remain unstayed for a period of at least 20 days) to wind up, dissolve, liquidate or reorganize the Purchaser (except for a voluntary corporate reorganization) or for an arrangement in respect of it.

5.4	Failure of Purchase Agreement to Close

This Agreement shall terminate without further liability on the part of any party if the Closing (as defined in the Purchase Agreement) of the transactions contemplated by the Purchase Agreement has not occurred on or before August 2, 2004 or at such other time as the Seller and the Purchaser may mutually agree which date may be either before or after that date.

ARTICLE 6 - CONFIDENTIALITY

6.1	Confidentiality Agreement

For purposes of this Agreement, “Confidential Information” means any data (including customer data), trade secret or other information which is (i) identified as “Confidential” or that may reasonably be considered as confidential from its nature or from the circumstances surrounding its disclosure, and (ii) disclosed to a Party hereunder (the “Receiving Party”) by the other Party or its subsidiaries or Affiliates (the “Disclosing Party”) provided that no information or data will be considered Confidential Information which (x) is in the public domain through no wrongful act of the Receiving Party, (y) has been developed independently by the Receiving Party without the assistance of or reference to the Confidential Information of the Disclosing Party, or (z) has been rightfully acquired by the Receiving Party without restriction from a person having the right to disclose such information or data without restriction. Without limiting the foregoing, it is expressly agreed that all Purchased Business Records, data, software and systems at the Service Facilities, and all customer, agent, employee and financial data of each of the parties and their Affiliates will be Confidential Information on behalf of such Party. The Receiving Party will ensure that all Confidential Information is held in confidence and disclosed only to its employees, agents and independent contractors (including subcontractors) of the Receiving Party who have need of such data or information in connection with performance of their duties in connection (“Authorized Personnel”) with the provision of the Services and consistent with the purposes of this Agreement. The Receiving Party will clearly instruct the Authorized Personnel not to violate the restrictions contained herein and will take appropriate steps to insure that these obligations are fulfilled. The Receiving Party further agrees that it will not use or intentionally access any Confidential Information other than as necessary for the purposes permitted hereunder and that if it does (intentionally or unintentionally) or permits a third party (other than Authorized Personnel) to access such Confidential Information, it will immediately notify the Disclosing Party of such access and take all appropriate and reasonable steps to protect and/or destroy the Confidential Information in its possession.

6.2	Privacy

Without limiting the generality of Section 6.1, the Seller and UPC agree that they will not disclose or use the Purchaser’s customer, employee or other personal information provided under this Agreement or to which the Seller or UPC has access in performing the Services under this Agreement in any way except on behalf of the Purchaser and for the purpose for which the Purchaser provided it. UPC also agrees that it will or will cause IBM (or any contractor substituted for IBM) to: (i) keep such information separately identifiable from other data on its systems; (ii) implement the physical, organizational and technological information security measures as set out in the security policy documents listed in Schedule A to ensure that it and any sub-servicer used by it will protect such information against loss, theft, unauthorized access, disclosure, copying, use or modification; (iii) require that access to such information is restricted to authorized personnel who require access to it to perform their duties pursuant to this Agreement; and (iv) require that all such personnel agree to comply with the provisions of this Section 6.2. The Seller and UPC further agree that, upon the reasonable request of the Purchaser, the Seller and UPC will provide the Purchaser with copies of audits, test result information, or other measures that will enable the Purchaser to assess whether the Seller and UPC are in compliance with these contract provisions.

6.3	Duties Upon Termination

Subject to Section 7.3, upon expiration or termination of this Agreement, each Receiving Party will either return or destroy all Confidential Information of the Disclosing Party, and if the Receiving Party chooses to destroy such information, the Receiving Party shall certify to the Disclosing Party that all copies of such Confidential Information in whole or in part have been destroyed.

6.4	Indemnification

It is agreed that the Receiving Party will be liable for and indemnify and hold the Disclosing Party and its Affiliates harmless against any Claims as a result of (i) such Receiving

Party’s misuse (or the misuse of any third party with whom such Receiving Party intentionally or negligently shares or otherwise permits access to the Confidential Information of the Disclosing Party) of any Confidential Information, or (ii) a breach by such Receiving Party of the provisions of Sections 6.1, 6.2 or 6.3 of this Agreement.

6.5	Unauthorized Access

The parties further agree that if an alleged breach of the confidentiality provisions of this Agreement involves unauthorized electronic access to the Service Facilities, or the computer programs or data associated therewith, the Party becoming aware of same will immediately notify the other Party by telephone and confirm such notice in writing. The parties will immediately cooperate in attempting to identify the person or persons who engaged in the unauthorized electronic access and will attempt in good faith to identify and agree on a method of rectifying the identified means of such unauthorized access and a method preventing a recurrence of such unauthorized access. Nothing in this Section will be deemed to relieve either Party from any liability it might otherwise have under this Article 6.

6.6	Security

Without limiting the generality of the other provisions of this Article 6, the Seller and UPC shall ensure that the Purchaser’s Confidential Information shall be protected in accordance with UPC’s security obligations set out in the security documents identified in Section 1(e) of Schedule A. Following the Closing Date, if the Purchaser has any security concerns, it shall raise them at an IT Committee meeting and the IT Committee will address any reasonable security concerns raised by the Purchaser in connection with the Services or the Confidential Information.

ARTICLE 7 – BUSINESS RECORDS

7.1	Ownership and Transfer of Business Records

With effect as of the Effective Time, the Seller hereby acknowledges that the Purchaser owns all of the Purchased Business Records.

7.2	Isolation of Business Records

The Seller and/or UPC shall ensure that they are able to logically isolate (through identification by separate company or country codes) the Purchaser’s data, records, and items in process from those of other clients at all times, including under adverse conditions.

7.3	Extraction of Business Records

In addition to the regular data extraction provided as part of the Services, UPC and/or the Seller will, at no additional charge, make appropriate arrangements for the separation and delivery of the final Purchased Business Records at the end of the term of this Agreement. Thereafter, UPC and/or the Seller will comply and will cause IBM to comply with the provisions of Section 6.3 of this Agreement.

ARTICLE 8 - RESOLUTION OF DISPUTES

8.1	Dispute Resolution

Except for a dispute over charges which will be dealt with in accordance with the provisions of Section 4.5, any conflicts or disputes between the parties arising under or pursuant to this Agreement including the utilization or delivery of Services by UPC, will be submitted to an oversight committee (the “Oversight Committee”) for resolution. Each Party will appoint two individuals to the Oversight Committee who will represent the respective interests of the parties hereto. If the Oversight Committee is unable to resolve the dispute by a majority vote, then the parties hereto may resort to the dispute resolution process provided for in Section 8.2.

8.2	Arbitration

Any dispute or other matter in question between the parties arising out of or relating to the formation, interpretation, performance, or breach of this Agreement, whether such dispute arises before or after termination of this Agreement, and which otherwise has been unresolved by the Oversight Committee pursuant to Section 8.1 will be settled by arbitration except to the extent a Party is seeking specific performance, an injunction or other equitable relief.

Arbitration will be pursuant to the Arbitration Act, 1991 (Ontario) except as the provisions of such Act are modified by this Article 8. Arbitration will be initiated by the delivery of a written notice of demand for arbitration by one Party to the other.

8.3	Appointment of Arbitrator

Each Party will appoint an individual as arbitrator and the two so appointed will then appoint a third arbitrator who will act as the chair of the arbitration panel (the “Chair”). If either Party refuses or neglects to appoint an arbitrator within fourteen (14) days, the other Party may appoint the second arbitrator. If the two arbitrators do not agree on the Chair within seven (7) days of their appointment, either Party may apply to the Ontario Superior Court of Justice to appoint a Chair with the following qualifications: the Chair will be an active or retired officer of an insurance company or an individual with such other qualifications as the parties mutually agree. None of the arbitrators will have a personal or financial interest in the result of the arbitration. All matters relating to the arbitration will be kept confidential to the full extent permitted by law and no individual will be appointed as an arbitrator unless he or she agrees to be bound by this dispute resolution provision.

8.4	Arbitration Proceedings

The arbitration hearings will be held in Toronto, Canada or such other place in Ontario as may be mutually agreed and be conducted in the English language. Each Party will submit its case to the arbitrators within fourteen (14) days of the selection of the Chair or within such longer period as may be agreed by the arbitrators. The arbitrators will not be obliged to follow judicial formalities or the rules of evidence except to the extent required by the law of Ontario. They will make their decisions according to the practice of the insurance business. The arbitrators may not award punitive damages and may not make any ruling, finding or award inconsistent with this Agreement, change any term or condition of this Agreement, or deprive any Party of any remedy expressly provided hereunder. If the arbitrators exceed their authority under this Agreement, either Party may petition a court of competent jurisdiction to vacate the arbitration award on the grounds the arbitrators exceeded their authority. The decision rendered by a majority of the arbitrators, or in the absence of a majority, the decision of the Chair will be final and binding on both parties and there will be no appeal on any ground absent manifest error. Judgement upon the award rendered may be entered in any court having jurisdiction thereof.

8.5	Costs

Each Party will bear its own costs in connection with any such arbitration including all legal, accounting, and any other professional fees and expenses, the fees and expenses of its own arbitrator, and all other costs and expenses each Party incurs to prepare for such arbitration. Other than set forth above, each Party will pay one-half of the fee and expenses of the third arbitrator, and one-half of the other expenses that the parties jointly incur directly related to the arbitration proceeding.

8.6	Exclusions

The application of subsection 7(2) of the Arbitration Act, 1991 (Ontario) is expressly excluded, and despite subsection 28(1) of such Act, the arbitrators will not, without the written consent of both parties, retain any expert.

8.7	Continuation of Services

The existence of any dispute or other matter in question between the parties or any proceeding pursuant to this Article 8 shall not affect the obligations of any party under this Agreement.

ARTICLE 9 - INDEMNIFICATION

9.1	Indemnification by the Seller and UPC

(1) Subject to Section 9.2, the Seller and UPC will indemnify and save harmless the Purchaser from and against all Claims suffered or incurred by the Purchaser, or which the Purchaser is required to pay or satisfy, resulting from:

(a)	any breach of or non-fulfilment of any covenant or agreement of the Seller or UPC contained in this Agreement;

(b)	any breach of or inaccuracy or misrepresentation in any representation, warranty or covenant of the Seller or UPC set forth in Section 3.5 of this Agreement; and

(c)

any claim that any software or system (“Product”) used by the Seller or UPC to provide the Services infringes any design, copyright, trade-mark, trade secret or patent. In the event that any Product becomes the subject of a Claim, the Seller or UPC, as the case may be, shall, at its option and at its sole expense: (i) procure the right to continue using the Product; or (ii) modify or replace the Product to remove it from the ambit of such Claims provided that such modification or replacement is capable of performing at the levels of the replaced or previously unmodified Product.

(2) Other than where a specific time frame is identified in this Agreement, the Seller and UPC will be given a reasonable opportunity to remedy any breach of representation, warranty or covenant capable of being remedied before any indemnity obligation will arise pursuant to Section 9.1(1).

(3) Neither the Seller nor UPC will be required to indemnify the Purchaser more than once in respect of any matter giving rise to damages, even if such matter may be considered under more than one provision of this Agreement.

9.2	Limitations on Indemnification by the Seller and UPC

(1) Notwithstanding Section 9.1(1) or any other provision in this Agreement, the obligations of the Seller and UPC to indemnify the Purchaser pursuant to Section 9.1(1) will be subject to and limited by each of the following qualifications:

(a)	there will be no obligation to indemnify the Purchaser for any Claim unless the amount of such Claim exceeds an amount equal to $20,000; and

(b)	no claim(s) for indemnification will be made until the aggregate of the amount of all Claim(s) meeting the requirement of paragraph (a) above exceeds an amount equal to $500,000, after which the Purchaser will be entitled to claim the total amount of the Claim or Claims meeting the requirement of paragraph (a) above;

(c)	the maximum aggregate liability of the Seller and UPC under this Agreement shall be limited to the Damage Cap; and

(d)	there will be no obligation to indemnify the Purchaser in any way whatsoever, for any indirect, special, incidental or consequential damages, including without limitation, lost profits or business revenue, lost business, failure to realize expected savings, or other commercial or economic loss of any kind whatsoever, whether or not such damages are foreseeable (collectively “Indirect Damages”) except for Claims for:

(i)	a breach of the confidentiality and privacy provisions contained in Sections 6.1 and 6.2;

(ii)	damages caused directly by the Seller or UPC and arising under this Agreement as a result of, (a) bodily injury or death, or (b) damage to real and/or tangible personal property; and

(iii)	a breach or default under this Agreement directly arising from the gross negligence or wilful misconduct of the Seller or UPC.

(e)	For greater certainty, the Seller and UPC agree that a judgment against the Purchaser that includes Indirect Damages of a third party shall not be considered Indirect Damages of the Purchaser for the purposes of this Article 9.

(2) The Purchaser shall promptly provide notice to the Seller of (i) events that will give rise to a Claim, and (ii) the amounts of any Claims that the Purchaser intends to claim against the Seller and UPC if the TSA Upset Limit is reached. The Seller and UPC shall be entitled to dispute the validity of any Claims described in clauses (i) and (ii) of this Section 9.2(2) pursuant to Article 8 notwithstanding that the TSA Upset Limit has not been reached.

9.3	Indemnification by the Purchaser

(1) The Purchaser will indemnify and save harmless the Seller and UPC from and against all Claims suffered or incurred by the Seller or UPC, or which the Purchaser is required to pay or satisfy, resulting from any breach of or non-fulfilment of any covenant or agreement of the Purchaser contained in this Agreement.

9.4	Limitations on Indemnification by the Purchaser

(1) Notwithstanding Section 9.3(1) or any other provision in this Agreement, the obligations of the Purchaser to indemnify the Seller and UPC pursuant to Section 9.3(1) will be subject to and limited by each of the following qualifications:

(a)	the maximum aggregate liability of the Purchaser under this Agreement shall be limited to the Damage Cap; and

(b)	there will be no obligation to indemnify the Seller and UPC in any way whatsoever, for any Indirect Damages except for:

(i)	a breach of the confidentiality provisions contained in Section 6.1;

(ii)	damages caused directly by the Purchaser and arising under this Agreement as a result of, (a) bodily injury or death, or (b) damage to real and/or tangible personal property; and

(iii)	a breach or default under this Agreement directly arising from the gross negligence or wilful misconduct of the Purchaser.

(c)	For greater certainty, the Purchaser agrees that a judgment against the Seller or UPC that includes Indirect Damages of a third party shall not be considered Indirect Damages of the Seller or UPC for the purposes of this Article 9.

9.5	Exclusive Remedy

Each party hereby acknowledges and agrees that except for equitable remedies and service credits on the part of the Purchaser, its sole remedy with respect to any and all Claims under or in connection with this Agreement, other than the parties’ rights of termination pursuant to Sections 5.2 and 5.3, will be pursuant to the indemnification provisions set forth in Article 9 of this Agreement. In furtherance of the foregoing, except as aforesaid, each party hereby waives, to the fullest extent permitted by law, any and all other rights and causes of action it may have against the other parties or their officers, directors, employees, agents and representatives under or in connection with this Agreement (whether in contract, tort or otherwise).

9.6	Indemnification Procedure

Any party seeking indemnification under this Article 9 agrees to use the indemnification procedures set out in Section 6.05 of the Purchase Agreement.

9.7	Payments under the Purchase Agreement

(1) Subject to Section 9.2(l)(a) of this Agreement, the parties agree that if the aggregate of the amount of damages incurred by the Purchaser under this Agreement and the Purchase Agreement result in an amount greater than the APA Upset Limit, the APA Upset limit will be deemed to have been met for the purposes of the Purchase Agreement and damages payable under the Purchase Agreement and this Agreement shall be due and payable in accordance with the respective terms of these agreements notwithstanding the fact that damages incurred solely under the Purchase Agreement may not have reached the APA Upset Limit and damages incurred solely under this Agreement may not have reached the TSA Upset Limit.

(2) The parties agree that if the amount of damages incurred by the Purchaser under the Purchase Agreement results in an amount greater than the APA Upset Limit, subject to Section 9.2(1)(a) of this Agreement, the amount of damages incurred under this Agreement will also be due and payable notwithstanding that the TSA Upset Limit has not been reached.

ARTICLE 10 - INSURANCE

10.1	Insurance

UPC shall arrange to maintain at its expense insurance coverage with one or more insurance carriers as follows:

(a)	Comprehensive General Liability Insurance, with a combined single limit of $5,000,000 per occurrence;

(b)	Blanket Bond coverage for loss arising out of or in connection with any employee dishonesty or fraudulent computer transactions in an amount of $20,000,000; and

(c)	Errors and Omissions Liability Insurance in an amount of $20,000,000.

10.2	Additional Insured

The insurance under Section 10.1 (a) shall name the Purchaser as an additional insured under such insurance coverage and shall be for the benefit of the Purchaser and UPC. All such insurance shall be primary and respond before any other applicable insurance of UPC for liabilities that are solely the result of the actions of the Seller or UPC. UPC shall furnish to the Purchaser, from time to time upon reasonable request from the Purchaser, copies of suitable certificates of insurance from its insurers. For the Comprehensive General Liability insurance, such certificate will designate the Purchaser as an additional insured and that not less than fifteen (15) days’ written notice shall be given to the Purchaser prior to any cancellation or non-renewal of such policy.

ARTICLE 11 - MISCELLANEOUS

11.1	Access Generally

(a)	UPC and/or the Seller will make the necessary arrangements on their own behalf and on the part of their subcontractors (UPC, the Seller and the subcontractors collectively referred to herein as the “Suppliers”) to permit the Purchaser, its representatives, its internal auditors and personnel from OSFI (collectively “Authorized Parties”) to have reasonable access to the Purchased Business Records in the Suppliers’ possession as well as the Service Facilities and computer systems located therein together with the internal control environment relating thereto during the term of this Agreement and for a reasonable time thereafter. Such access will be made available during reasonable business hours and the parties will cooperate to ensure that such access does not interfere with the business operations of the Party in possession of such Purchased Business Records. Such access will include the right to copy and make extracts of such Purchased Business Records. Personnel given access will at all times comply with all security regulations in effect from time to time at the applicable UPC’s premises except a provision refusing access to Authorized Parties.

(b)	Without limiting the generality of Section 11.1 (a), personnel from OSFI shall have the right to:

(i)	accompany the Purchaser (or its auditor) when it exercises its rights under Section 11.1 (a);

(ii)	access and make copies of any internal audit reports (and associated working papers and recommendations) prepared by or for the Suppliers in respect of the Services being performed for the Purchaser, subject to OSFI agreeing to sign appropriate confidentiality documentation in form and content satisfactory to the Suppliers; and

(iii)	access findings in the external audit of the Suppliers (and associated working papers and recommendations) that address the Services being performed for the Purchaser, subject to the consent of the Supplier’s external auditor and OSFI agreeing to sign appropriate confidentiality documentation in form and content satisfactory to the Supplier and the external auditor.

11.2	Off-Shore Data Processing Application

Promptly after the execution and delivery of this Agreement, if not effective prior thereto, the Purchaser will make an Application under the Act to OSFI for the Off-Shore Exemption.

89

The Seller and/or UPC will provide, and UPC will cause IBM to provide, the Purchaser with all information reasonably required in connection with such Application at no additional charge.

11.3	Governing Law and Attornment

This Agreement is governed by the laws of the Province of Ontario and the laws of Canada applicable therein. For the purpose of all legal proceedings, this Agreement will be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario will have jurisdiction to entertain any action arising under this Agreement. The Seller, UPC and the Purchaser each hereby attorns to the jurisdiction of the courts of the Province of Ontario.

11.4	Notices

For the Seller and the Purchaser, all notices hereunder will be addressed and delivered to the receiving persons at the addresses and in the manner specified in the Purchase Agreement. For UPC, all notices hereunder will be addressed and delivered to the receiving persons at

UNUMPROVIDENT CORPORATION

1 Fountain Square

Chattanooga, Tennessee 37402 USA

Facsimile No.: (423) 755-5036

Attention:       F. Dean Copeland

and in the manner specified in the Purchase Agreement.

11.5	Interpretation

Should any provision of this Agreement require judicial interpretation or arbitration, it is agreed that the court or arbitrator interpreting or construing the same will not apply a presumption that the terms hereof will be more strictly construed against one Party by reason of the rule of construction that a document is to be construed more strictly against the Party who itself or through its agent prepared the same, it being agreed that the parties, directly or through their agents, have participated in the preparation hereof.

11.6	Counterparts

This Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered will be an original, but all such counterparts will together constitute one and the same instrument.

11.7	Survival of Provisions

Notwithstanding the expiration or the termination of this Agreement, in whole or in part and regardless of the reason for such termination, the provisions of Sections 3.5(c), 3.5(d), 3.6,

3.10, 3.12, and 7.3 and Articles 4, 6, 8, 9, 10 and 11 of this Agreement will survive and remain in full force and effect.

11.8	Entire Agreement

This Agreement, together with all Schedules hereto and the Purchase Agreement and all schedules and other attachments thereto constitute the entire agreement between the parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except as specifically set forth herein and therein. No supplement, modification or waiver or termination of this Agreement will be binding unless executed in writing by the party to be bound thereby.

IN WITNESS WHEREOF, the parties have entered into and executed this Agreement as of the date first written above.

RBC LIFE INSURANCE COMPANY

By:

Title:

By:

Title:

PROVIDENT LIFE AND ACCIDENT INSURANCE COMPANY

By:

Title:

UNUMPROVIDENT CORPORATION

By:

Title:

[Transition Services Agreement]